L E T T E R    T O    S H A R E H O L D E R S

May 8, 2006

It is a pleasure to update you on the activities of the Company for the quarter ended March 31, 2006.

A highlight of the period was the completion of a bought deal financing for 9,600,000 common shares at $6.25/share providing gross proceeds of CDN$60 million. This is an extremely significant financing for the Company as it allows us to continue to advance the project through feasibility and to a production decision.

During the quarter, we continued to have success from our drill program at Quebrada del Diablo. Results from the drilling at the Ptz. Blanco zone returned several high grade results which we will continue to follow-up. Once this drilling program is complete we plan to update the resource calculation, which should be late in the second quarter.

With respect to regional exploration, an aeromagnetic survey was carried out which provided additional data for the program and will be utilized as we plan our up-coming drilling campaign. We also commenced an access road to our Perdida regional target. This road should be completed by the end of May with drilling commencing soon thereafter.

On the development front, the feasibility study has commenced and the environmental permitting process is well advanced.

We are extremely pleased with our progress during the first quarter of 2006 and I look forward to updating you over the remainder of the year.

On behalf of the Board of Directors,

“Patrick G. Downey”

Patrick G. Downey
President and C.E.O.